SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Decision of the Company’s board of directors with respect to the financial reporting requirements applying to the Company; Dated July 29, 2007

2.	Press release: STARLIMS schedules second quarter 2007 earnings conference call; Dated July 31, 2007

ITEM 1

DECISION OF COMPANY’S BOARD OF DIRECTORS WITH RESPECT TO FINANCIAL
REPORTING REQUIREMENTS

Further to the Company’s report on Form 6-K of July 10, 2007 regarding notice of the extraordinary general meeting of shareholders scheduled for August 20, 2007, whereby the shareholders will be asked to approve the Company’s election to be subject only to the reporting obligations of the NASDAQ Global Market, the Company hereby announces that its board of directors, on July 29, 2007, decided that, even if the transition to NASDAQ reporting requirements is approved at that extraordinary general meeting of shareholders, the Company shall nevertheless continue (a) to include, in its interim financial statements, statements of cash flows and a management discussion and analysis of the quarterly results, and (b) to release its annual consolidated financial statements by no later than March 31 of each year.

ITEM 2

STARLIMS Technologies Schedules Second Quarter 2007 Earnings Conference Call

HOLLYWOOD, Fla., July 31, 2007 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems (LIMS), will announce its second quarter 2007 financial results on Monday, August 13, 2007, before the NASDAQ market opens.

Following the earnings press release, Chief Executive Officer Itschak Friedman and Chief Financial Officer Chaim Friedman will discuss the company’s second quarter results in a teleconference with analysts and investors.

STARLIMS will host a live webcast of this conference call on Monday, August 13, at 8:30 a.m. Eastern Time (15:30 Israeli Time). The listen-only webcast can be accessed from the Investor Relations page of the company’s website at http://ir.starlims.com. Those interested in participating in the call and the question and answer session should dial 303-262-2211.

The webcast will be archived on the STARLIMS Technologies Investor Relations page of the company’s website, at http://ir.starlims.com starting at 12 p.m. on Monday, August 13, 2007.

About STARLIMS

STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The company’s flagship product, STARLIMS(r), improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. Please see http://www.starlims.com for more information.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: July 31, 2007